northland securities, inc.

45 South Seventh Street, Suite 2500

Minneapolis, Minnesota 55402

December 9, 2014

Securities and Exchange Commission	BY EDGAR

100 F Street, N.E.

Washington, DC 20549

Re:	Crossroads Systems, Inc.
Registration	Statement on Form S-1 (File No. 333-198861)

Ladies and Gentlemen:

We hereby respectfully withdraw our request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, that was filed with the Commission on December 2, 2014 regarding the above-referenced Registration Statement.

Very truly yours,

NORTHLAND SECURITIES, INC.

/s/ Jeff Peterson
Jeff Peterson
Head of Investment Banking